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                             March 5, 2021

       Stephen N. Cannon
       Chief Executive Officer
       Archimedes Tech SPAC Partners Co.
       2093 Philadelphia Pike #1968
       Claymont, DE 19703

                                                        Re: Archimedes Tech
SPAC Partners Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253108

       Dear Mr. Cannon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1.                                                   Revise your
presentation to include only financial statements as of and for the period ending December 31,
2020. Expand your subsequent events footnote as necessary to disclose events or
transactions occurring after December 31, 2020.
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen  N. Cannon
            Tech SPAC Partners Co.
Comapany
March      NameArchimedes Tech SPAC Partners Co.
       5, 2021
March2 5, 2021 Page 2
Page
FirstName LastName
       You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Giovanni Caruso